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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 8
TO
SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

IKOS SYSTEMS, INC.
(Name of Subject Company)

IKOS SYSTEMS, INC.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

451716203
(CUSIP Number of Class of Securities)

Joseph W. Rockom
Chief Financial Officer and Secretary
IKOS Systems, Inc.
79 Great Oaks Boulevard
San Jose, California 95119
(408) 284-0400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Diane Holt Frankle, Esq.
P. James Schumacher, Esq.
Gray Cary Ware & Freidenrich, LLP
400 Hamilton Avenue
Palo Alto, California 94301
(650) 833-2000

/
/    Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 8 (the "Amendment") amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the "SEC") on December 20, 2001, as amended on December 21, 2001, December 26, 2001, December 28, 2001, January 9, 2002, January 17, 2002, January 22, 2002 and January 24, 2002 by IKOS Systems, Inc., a Delaware corporation ("IKOS" or the "Company"), relating to the tender offer by Fresno Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor") to purchase all of the issued and outstanding shares of IKOS common stock, par value $0.01 per share (the "Shares"), at a purchase price of $11.00 per Share, net to the seller in cash, subject to the conditions described in the Schedule 14D-9. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to such terms in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation

        The subsection of this Item entitled Background is hereby amended to add, at the end of such subsection, the following:

        On February 4, 2002, IKOS received a letter from Purchaser requesting a special meeting of the IKOS stockholders. The requested purposes of the special meeting are to allow the IKOS stockholders to consider proposals to (1) remove all of the six members of IKOS' current Board of Directors, (2) elect six new directors to be nominated by Purchaser to fill the vacancies on the IKOS Board resulting from the removal of the incumbent directors, and (3) repeal any provisions of the Bylaws adopted by the IKOS Board subsequent to the last public filing of IKOS' Bylaws.

        On February 6, 2002, IKOS issued a press release announcing receipt of the request for a special stockholders' meeting and that, if the request is determined to be valid, the IKOS Board is required, pursuant to IKOS' Bylaws, to determine a place and time for a special stockholders' meeting not less than 120 days or more than 130 days from the date of receipt of such request. A copy of this press release is filed as Exhibit (a)(5)(T) to this statement.

Item 9. Exhibits

        Amended to add the following:

        (a)(5)(T) Press release issued by IKOS dated February 6, 2002.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IKOS Systems, Inc.
By:	/s/ JOSEPH W. ROCKOM
Joseph W. Rockom Chief Financial Officer and Secretary
Dated February 6, 2002

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  Item 4. The Solicitation or Recommendation
  Item 9. Exhibits
SIGNATURE